CUSIP NO. 453415606

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

INDEPENDENCE CONTRACT DRILLING, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

453415606

(CUSIP Number)

C. Alex Bahn

WilmerHale

2100 Pennsylvania Avenue, NW

Washington, DC 20037

202-663-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

July 10, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

CUSIP NO. 453415606

1	NAMES OF REPORTING PERSONS MSD Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,356,982 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,356,982 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,356,982 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	See Item 5.
(1)

Includes (i) 1,701,000 shares of common stock beneficially owned, and (ii) 1,655,982 shares of common stock underlying the Issuer’s Floating Rate Convertible Senior Secured PIK Toggle Notes due 2026 (the “Notes”), assuming application of a 19.9% Restricted Ownership Percentage (as defined in this Schedule 13D). The Notes are currently convertible into shares of common stock at the option of the Reporting Persons at a conversion price of $4.51 per share.

(2)

The percentage used herein and in the rest of this Schedule 13D is calculated based upon 15,213,277 shares of the Issuer’s common stock outstanding as of April 26, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 1, 2024, and assuming conversion of the Notes held by the Reporting Persons (subject to the Restricted Ownership Percentage).

CUSIP NO. 453415606

1	NAMES OF REPORTING PERSONS MSD Credit Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 728,465 (3)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 728,465 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 728,465 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	See Item 5.
(3)	Includes (i) 369,117 shares of common stock beneficially owned and (ii) 359,348 shares of common stock underlying the Notes assuming application of the 19.9% Restricted Ownership Percentage.

CUSIP NO. 453415606

1	NAMES OF REPORTING PERSONS MSD PCOF Partners LXXIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,977,933 (4)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,977,933 (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,977,933 (4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.
(4)	Includes (i) 1,002,229 shares of common stock beneficially owned and (ii) 975,704 shares of common stock underlying the Notes assuming application of the 19.9% Restricted Ownership Percentage.

CUSIP NO. 453415606

1	NAMES OF REPORTING PERSONS MSD Private Credit Opportunity (NON-ECI) Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 650,583 (5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 650,583 (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 650,583 (5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.
(5)	Includes (i) 329,654 shares of common stock beneficially owned and (ii) 320,929 shares of common stock underlying the Notes assuming application of the 19.9% Restricted Ownership Percentage.

CUSIP NO. 453415606

Explanatory Note

This Amendment No. 10 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the common stock, par value $0.01 per share (the “Shares”) of Independence Contract Drilling, Inc., a Delaware corporation (the “Issuer”) filed October 3, 2018, as amended by Amendment No. 1 filed December 15, 2020, Amendment No. 2 filed January 5, 2021, Amendment No. 3 filed June 9, 2021, Amendment No. 4 filed July 6, 2021, Amendment No. 5 filed March 23, 2022, Amendment No. 6 filed April 7, 2022, Amendment No. 7 filed December 22, 2022, Amendment No. 8 filed December 22, 2022, and Amendment No. 9 filed February 14, 2023 by the Reporting Persons (as amended, the “Schedule 13D”).

Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. With the exception of the changes indicated below, the Schedule 13D is unchanged.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

On July 10, 2024, Glendon Capital Management, LP and certain of its affiliates (“Glendon”) filed an amended Schedule 13D disclosing that Glendon may engage with the Issuer and the Reporting Persons to consider a wide range of potential transactions regarding Glendon’s Notes.

While there have been preliminary discussions among the Reporting Persons and Glendon as investors regarding potential types of transactions in the Notes, no determination has been made as to whether to engage in any transaction and there can be no assurance that any transaction may occur.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D are hereby supplemented as follows:

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended in its entirety as follows:

The information in Items 3 and 4 is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be filed as Exhibits

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated July 12, 2024

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2024

MSD Partners, L.P.

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Robert K. Simonds
Name:	Robert K. Simonds
Title:	Authorized Signatory

MSD Credit Opportunity Master Fund, L.P.

By:	MSD Partners, L.P.
Its:	Investment Manager
By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Robert K. Simonds
Name:	Robert K. Simonds
Title:	Authorized Signatory

MSD PCOF Partners LXXIII, LLC

By:	MSD Partners, L.P.
Its:	Manager
By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Robert K. Simonds
Name:	Robert K. Simonds
Title:	Authorized Signatory

MSD Private Credit Opportunity (NON-ECI) Fund, LLC

By:	MSD Partners, L.P.
Its:	Investment Manager
By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Robert K. Simonds
Name:	Robert K. Simonds
Title:	Authorized Signatory